UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                             LE@P TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, $.20 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  812070 10 0
                    --------------------------------------
                                (CUSIP Number)

                                  Jose Valle
             Trustee for the M. Lee Pearce 2005 Irrevocable Trust
                            8195 S.W. 85th Terrace
                             Miami, Florida 33145
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 20, 2006
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:
.................................................................................
1.        NAMES OF REPORTING PERSONS:  M. Lee Pearce, M.D.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

.................................................................................
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]
                                                              (b) [ ]

.................................................................................
3.        SEC USE ONLY

.................................................................................
4.        SOURCE OF FUNDS
          OO

.................................................................................
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                   [ ]

.................................................................................
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

                      7.        SOLE VOTING POWER
   NUMBER OF                    30,098,179
    SHARES            ..........................................................
  BENEFICIALLY        8.        SHARED VOTING POWER
   OWNED BY                     2,000,000
     EACH             ..........................................................
   REPORTING          9.        SOLE DISPOSITIVE POWER
    PERSON                      30,098,179
     WITH             ..........................................................
                      10.       SHARED DISPOSITIVE POWER
                                1,200,000

.................................................................................
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,098,179(1)

.................................................................................
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                              [  ]

.................................................................................
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          95.0%(1)

.................................................................................
14.       TYPE OF REPORTING PERSON:
          IN

.................................................................................
1. On March 20, 2006, M. Lee Pearce, M.D. ("Dr. Pearce) agreed to convert certain loans for Le@p's Class A Common Stock (the "Shares") as more fully explained in Item 4. If all of the conditions relating to the conversion are met, Dr. Pearce will beneficially own 63,222,409 Shares or 96.97% of the outstanding Shares.



                               Page 2 of 6 Pages

.................................................................................
1. NAMES OF REPORTING PERSONS: The M. Lee Pearce 2005 Irrevocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

.................................................................................
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (A) [X]
                                                              (B) [ ]

.................................................................................
3.        SEC USE ONLY

.................................................................................
4.        SOURCE OF FUNDS
          OO

.................................................................................
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                   [ ]

.................................................................................
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

                      7.        SOLE VOTING POWER
   NUMBER OF                    29,082,703
    SHARES            ..........................................................
  BENEFICIALLY        8.        SHARED VOTING POWER
   OWNED BY                     0
     EACH             ..........................................................
   REPORTING          9.        SOLE DISPOSITIVE POWER
    PERSON                      29,082,703
     WITH             ..........................................................
                      10.       SHARED DISPOSITIVE POWER
                                0

.................................................................................
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,082,703(1)

.................................................................................
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                              [  ]

.................................................................................
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86.1%(1)

.................................................................................
14.       TYPE OF REPORTING PERSON:
          OO

.................................................................................
1. As of March 15, 2006, all of Dr. Pearce's Le@p Class A Common Stock (the "Shares") held by the M. Lee Pearce 1998 Irrevocable Trust were transferred to the M. Lee Pearce 2005 Irrevocable Trust, of which Jose Valle is the Trustee
(the "Trustee"). On March 20, 2006, the Trustee entered into an agreement to convert certain loans for Shares as more fully explained in Item 4. If all of the conditions relating to the conversion are met, the Trustee will beneficially own 60,497,409 Shares or 92.8% of the outstanding Shares. Dr.
Pearce is the sole beneficiary of the trust and retains all investment and voting power.



                               Page 3 of 6 Pages

          This Amendment No. 4 relates to the Statement on Schedule 13D filed by Dr. M. Lee Pearce on April 6, 2000, with respect to the Class A Common Stock, $.20 par value per share (the "Shares"), of Le@p Technology, Inc. ("Le@p"), a Delaware corporation (the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

          Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background
        -----------------------

(a)-(c) This statement is being filed jointly by M. Lee Pearce, M.D. and Jose Valle, as trustee for the M. Lee Pearce 2005 Irrevocable Trust (the "Trustee") (each a "Reporting Person" and together the "Reporting Persons"). The business address for the Trustee is 8195 S.W. 85th Terrace, Miami, Florida 33145. The Trustee's present principal occupation is President of First Bank Florida and the business address of the Trustee's principal occupation is 701 Brickell Avenue, Suite 1700, Miami, Florida 33131.

(d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds
        --------------------------

See Item 4 below.

Item 4. Purpose of Transaction
        ----------------------

         On March 20, 2006, M. Lee Pearce, M.D. ("Dr. Pearce") agreed to convert certain loans that he had advanced, directly through affiliated entities, into Le@p's Shares at an effective conversion price of $0.10 per share (the "Debt Exchange"). As of March 15, 2006, the loans amounted to $3.14 million in principal and accrued interest, which at the conversion price would convert into 31,414,706 Shares. Substantially all of the principal and accrued interest on the loans was due in one lump sum payment on March 15, 2006. The converted shares will be held by the M. Lee Pearce 2005 Irrevocable Trust, of which Dr. Pearce is the sole beneficiary of the trust and retains voting power over the Shares held in the trust. Additionally, the maturity date related to these loans was extended until May 12, 2006 or the date on which Le@p holds its next Annual Meeting of Shareholders, whichever is later.

         Consummation of the Debt Exchange is subject to certain conditions, including stockholder approval of the reduction in par value of Le@p's Shares from $.20 per share to $.01 per share. Le@p has scheduled its next Annual Meeting of Stockholders for May 12, 2006 and will include a proposal in its Annual Proxy Statement in which it asks its stockholders to approve the reduction in par value of Le@p's Shares.

         In connection with the Debt Exchange, Le@p's Board of Directors agreed to terminate a funding arrangement (the "Funding Arrangement") with Dr. Pearce because sufficient liquidity was preserved by converting the loans into Shares. Dr. Pearce entered into the Funding Arrangement with Le@p on September 30, 1999, which provided that he would arrange for funding up to ten million dollars to Le@p. On March 30, 2000, Le@p and Dr. Pearce amended the Funding Arrangement to provide that all funds provided pursuant to this agreement would represent a subscription for additional Shares at a price of $5.25 per share. Through March 14, 2006, Le@p has received an aggregate of $8.475 million pursuant to this Funding Arrangement and an aggregate of 1,614,285 Shares were issued to Dr. Pearce or his affiliates pursuant to the Funding Arrangement. As of March 15, 2006, a balance of $1,525,000 was available to Le@p under the Funding Arrangement. This would no longer be available to Le@p as result of the termination of the Funding Arrangement pursuant to the Debt Exchange.



                               Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) As of March 20, 2006, Dr. Pearce and the M. Lee Pearce 2005 Irrevocable Trust (the "Reporting Persons") are the beneficial owners of 32,098,179 Shares and 29,082,703 Shares, respectively, which constitute 95.0% and 85.1%, respectively, of the outstanding Shares. After consummation of the Debt Exchange, Dr. Pearce through the M. Lee Pearce 2005 Irrevocable Trust will beneficially 62,522,409 Shares, which will constitute 96.97% of the outstanding Shares.

(b) As of March 20, 2006, Dr. Pearce has the sole power to vote 32,098,179 Shares, including 29,082,703 Shares held by the M. Lee Pearce 2005 Irrevocable Trust, 700,000 Shares held by Broward Trading Corp., an entity owned 100% by
Dr. Pearce. As disclosed in Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission ("SEC") on October 6, 1999, all of such 700,000 Shares are subject to options granted to certain executives (or an affiliate of an executive) of affiliates of Le@p and Dr. Pearce pursuant to option agreements. Additionally, as disclosed in Amendment No. 1 to Schedule 13D filed with the SEC on June 14, 1999, Dr. Pearce has shared power with Robert G. Tancredi ("Tancredi") to vote or to direct the vote of 2,000,000 Shares held of record by PearTan LLC ("PearTan"). After consummation of the Debt Exchange, Dr. Pearce shall have the sole power to direct the disposition of 62,522,409 Shares, including 1,300,000 Shares held of record by PearTan. Dr. Pearce has shared power with Tancredi to direct the disposition of the remaining 1,200,000 Shares.

(c) To the best knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons beneficially owns any shares. Except as described therein or in the Schedule 13D, there have been no transactions in shares by the Reporting Persons, or, to the best knowledge of the Reporting Persons, by any of the Reporting Persons' executive officers or directors during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
-----------------------------------------------------------------------------

          As of March 15, 2006, all of the shares held in the M. Pearce 1998 Irrevocable Trust were transferred to the M. Lee Pearce 2005 Irrevocable Trust. Dr. Pearce is the sole beneficiary of both trusts. Jose Valle is the trustee to the M. Lee Pearce 2005 Irrevocable Trust, but Dr. Pearce retains all voting and investment powers over the Le@p Class A Common Stock.

Item. 7. Material to be filed as Exhibits
         --------------------------------

         Exhibit Index
         -------------

         1. Exchange and Termination Agreement, dated March 17, 2006 between Le@p Technology, Inc. and the M. Lee Pearce 2005 Irrevocable Trust, incorporated by reference from Le@p's Technology, Inc.'s Form 8-K filed on March 21, 2006.


                               Page 5 of 6 Pages

                                   Signature
                                   ---------

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2006



                          By: /s/ M. Lee Pearce
                             ---------------------------------------------------
                          M. Lee Pearce, M.D.

                          By: /s/ Jose Valle
                             ---------------------------------------------------
                          Jose Valle
                          Trustee for the M. Lee Pearce 2005 Irrevocable Trust



          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

          The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                               Page 6 of 6 Pages